BYRON D. HITTLE 312-609-7678 bhittle@vedderprice.com

February 6, 2006

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Tortoise Energy Infrastructure Corporation Registration Statement on Form N-2
(File Nos. 333-131204 and 811-21462)

Ladies and Gentlemen:

As counsel for and on behalf of Tortoise Energy Infrastructure Corporation, pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above referenced Registration Statement on Form N-2:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions, please do not hesitate to contact me at (312) 609-7678.

Sincerely, /s/ Byron D. Hittle